Exhibit 3.202

CERTIFICATE OF FORMATION

OF

QSAT, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:                 The name of the limited liability company (hereinafter called the “Limited Liability Company”) it QSAT, LLC.

SECOND:            The address of the registered office and the name and the address of the registered agent of the Limited Liability Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

Executed: November 9, 1998.

/s/ Satoko Kishi
Name: Satoko Kishi,
Authorized Person